Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, CA 92075

March 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-24269

Ladies / Gentlemen:

The following submission is in response to your letter of comments dated February 15, 2011.

1.
Re: Form 10-K for the Fiscal Year Ended December 31, 2009: We have made revised disclosures in our Report of Management on Internal Control pursuant to your comments and for your review. See amended draft attached hereto.

2.
Re: General, Form 10-Q, for the quarter ended September 30, 2010, we have included an explanatory paragraph in the forepart of our document explaining the reasons for the amendment. See this explanation attached hereto on page 2.

3.
Re Statements of Cash Flows, page 3, Item #3. We have added a footnote to the Cash Flow Statement, a copy of which is attached in its final version, which explains the corrections of prior errors. The changes only affected a non-cash item on the cash flow statement and did not affect the Balance Sheet, Retained Earnings, Net Income, or Earnings per share. The error did not materially affect the reliability of the financial statements as they were submitted and therefore we believe that the disclosures required by FASB ASC 250-10-50-7 are applicable.

4.	As you requested, a copy of the proposed revised Note 3 to the September 30, 2010 Form 10-Q is attached on page 4.

5.	The Unrealized (gain) or loss on available for sale securities should have been a gain in an amount equal to the statement of operations, or $10,596. See amended page attached.

Yours truly,

E. Jamie Schloss
Chief Financial Officer

PROPOSED REVISIONS

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)
☒    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

OR

  ☐ REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ___________ TO ____________.

Commission file number 0-24269

SURGE GLOBAL ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	34-1454529
(State or jurisdiction of	(Employer Identification No.)
incorporation or organization)

990 HIGHLAND DRIVE, SUITE 206
SOLANA BEACH, CALIFORNIA 92075
(Address of Principal Executive Offices)

Issuer’s telephone number: (858) 720-9900

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such  reports)  and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T during the 12 preceding months (or such shorter period that the registrant was required to submit and post such file). Yes ☐ No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Accelerated Filer ☐	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES ☐ NO ☒

As of November 15, 2010, the Registrant had 38,637,387 shares of common stock issued and outstanding.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)(REVISED)
(UNAUDITED)

	For the Nine Months Ended September 30		For the period from January 1, 2005 (inception of exploration stage) through Sept. 30,
	2010	2009	2010

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$171	$4,954	$506,669
Cash paid during the period for taxes
Supplemental Disclosures of Non-Cash Transactions:
Common stock issued in exchange for convertible notes payable	-	-	1,710,000
Cancellation of common shares	-	-	1,000
Unrealized (gain) loss on available for sale securities	(10,596)	(472,635)	(10,596)
Note payable issued for investment	-	225,000	225,000
Exchange of North Peace shares for common shares	-	-	35,000
Asset retirement obligation	-	10,500	10,500
Amortization of debt discount - beneficial conversion feature of convertible debenture	-	-	2,099,067
Andora shares issued on settlement of litigation	382,221	89,687	471,908

See accompanying notes to unaudited consolidated financial statements.

The statement of cash flow on pages 3, 4, and 5 have been revised to correct errors on the statements as originally prepared. The changes did not affect the net consolidated income, retained earnings, earnings per share or the company’s balance sheet. The errors have been corrected on these amended financial statements.

NOTE 3 – INVESTMENTS IN MARKETABLE SECURITIES (Continued) (Revised)

During the three months ended September 30, 2010, the Company sold 397,000 shares of North Peace Energy Corp. for $67,222, resulting in a loss of $43,985.

For the nine months ended September 30, 2009, the company realized cash  proceeds of $238,689 from the sale of North Peace Energy shares and realized a loss on the sale of these shares of $87,534.

11 Good Energy Inc. Shares

During the nine months ended September 30, 2010, the Company sold 50,000 shares of 11 Good Energy stock for cash proceeds of $122,500 and recognized a gain on sale of $108,750.

In total, during the nine months ended September 30, 2010, the company realized cash proceeds of $359,189 from the sale of securities. The net gain on the sale of securities of $204,675 reflects the above two transactions which generated cash, and also includes the sale of Andora assets, which generated a non-cash gain of $183,459.

REVISION FOR FORM 10-K YEAR ENDED DECEMBER 31, 2009

Item 9A.	Controls and Procedures (Revised)

Evaluation of Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management,  E. Jamie Schloss our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

            As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of, E. Jamie Schloss our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were ineffective and there was a material weakness due to insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements and ineffective controls over period end financial disclosure and reporting processes.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as that term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes consistent with generally accepted accounting principles in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our chief executive officer and chief financial officer, namely, E. Jamie Schloss, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, Mr. Schloss concluded that, as of December 31, 2009, our internal control over financial reporting was not effective due to material weaknesses in the system of internal control. A material weakness is a deficiency, or combination of deficiencies, that creates a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected in a timely manner.

The material weakness assessed by our management was that (1) we have not properly segregated duties as our chief executive officer/chief financial officer  who are one in the same person initiate, authorize, and complete all transactions,  and (2) we have implemented limited measures that would prevent the chief executive officer/chief financial officer from overriding the internal control system. We do not believe that these control weaknesses have resulted in deficient financial reporting because the chief executive officer/chief financial officer is aware of his responsibilities under the SEC’s reporting requirements and personally certify our financial reports.

Accordingly, while we have identified certain material weaknesses in our system of internal control over financial reporting, we believe we have taken reasonable steps to ascertain that the financial information contained in this report is in accordance with generally accepted accounting principles. Our management has determined that current resources would be appropriately applied elsewhere and when resources permit, it will address and remediate material weaknesses through implementing various controls or changes to controls. At such time as we have additional financial resources available to us, we intend to enhance our controls and procedures. We will not be able to assess whether the steps we intend to take will fully remedy the material weakness in our internal control over financial reporting until we have fully implemented them and sufficient time passes in order to evaluate their effectiveness.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting, known to the chief executive officer and chief financial officer that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.